Report of Independent Registered
Public Accounting Firm

The Board of Trustees
Dreyfus/Laurel Funds Trust

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus High Yield Fund, a series of Dreyfus/Laurel Funds Trust, (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of December 31, 2014, and from May 31,
2014 through December 31, 2014, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of December 31, 2014, and with respect to
agreement of security purchases and sales, for the
period from May 31, 2014 (the date of the Fund's
last examination), through December 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Fund's accounting
records to the Custodian's records as of
December 31, 2014;
4.	Agreement of pending purchase activity for
the Fund as of December 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of December 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period May 31, 2014 (the date of the Fund's
last examination) through December 31,
2014, from the books and records of the
Fund to the bank statements noting that they
had been accurately recorded and
subsequently settled.
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period January 1, 2014 to
December 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of December 31, 2014, and from May 31, 2014 through December 31,
2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus/Laurel Funds Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
March 25, 2015






March 25, 2015
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus High Yield Fund, a series of Dreyfus/Laurel Funds Trust, (the "Fund") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2014 and from May 31, 2014 through
December 31, 2014.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December
31, 2014 and from May 31, 2014 through December
31, 2014 with respect to securities reflected in the investment accounts of the Fund.


Dreyfus/Laurel Funds Trust

Jim Windels
Treasurer

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